Via EDGAR	December 5, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:          HRPT Properties Trust Form S-3 (File No. 333-155713)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, or the Securities Act, HRPT Properties Trust, a Maryland real estate investment trust, or the Company, respectfully requests that the Company’s Registration Statement on Form S-3 (File No. 333-155713), together with all exhibits, be withdrawn.

The Company is a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act and intended that the Registration Statement become automatically effective upon filing pursuant to Rule 462(e); however, due to an unintentional error, the EDGAR-filed version of the Registration Statement did not indicate that the Registration Statement was an automatic shelf registration statement.  Accordingly, the Company is requesting the withdrawal of the Registration Statement and immediately following the withdrawal, the Registration Statement will be re-filed with the designation “S-3ASR” to indicate immediate effectiveness.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p), the Company requests that the fees paid in connection with the withdrawn Registration Statement be credited to the Company’s account and applied to the re-filed Registration Statement.

If you have any questions, do not hesitate to contact the undersigned or Alexander Notopoulos at Sullivan & Worcester LLP at (617) 338-2810.

Sincerely,
HRPT PROPERTIES TRUST

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer